Lucia Hospitality Group Inc (the "Company") a Delaware

Corporation

Financial Statements

For the fiscal year ended December 31, 2023 and 2024


Lucia Hospitality Group Inc
Balance Sheet
As of December 31, 2024


	Total		
	As of Dec 31, 2024	As of Dec 31, 2023 (PY)	
ASSETS			
Current Assets			
Bank Accounts			
1010 Chase Checking 3633	132,438.72	231,422.53	
1020 Chase Savings	0.27	30,667.75	
1030 Stripe	19,623.82	14,224.79	
1100 U.S Treasury Bills	198,976.44		
1105 Discount on U.S. Treasury Bill	0.00		
Total Bank Accounts	$ 351,039.25	$ 276,315.07	
Accounts Receivable			
1200 Accounts receivable (A/R)	0.00	100,000.00	
Total Accounts Receivable	$ 0.00	$ 100,000.00	
Other Current Assets			
1400 Prepaid expenses	2,281.10	1,824.90	
Total Other Current Assets	$ 2,281.10	$ 1,824.90	
Total Current Assets	$ 353,320.35	$ 378,139.97	
Fixed Assets			
1580 Website and Technology Design	0.00	0.00	
1605 Accumulated amortization	0.00	0.00	
Total Fixed Assets	$ 0.00	$ 0.00	
TOTAL ASSETS	$ 353,320.35	$ 378,139.97	
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable			
2000 Accounts Payable (A/P)	0.00	0.00	
Total Accounts Payable	$ 0.00	$ 0.00	
Credit Cards			
2100 Chase CC	2,060.10	3,506.11	
Total Credit Cards	$ 2,060.10	$ 3,506.11	
Other Current Liabilities			
2105 Payroll Liabilities	875.01	714.80	
2200 Accrued Expenses Payable	0.00		
2300 Deferred Revenue	9,330.50	2,000.00	
2400 Sales Tax Payable	0.00	0.00	
2405 NY Sales Tax Payable	43.36		
Total 2400 Sales Tax Payable	$ 43.36	$ 0.00	
2401 New York Sales Tax Payable	0.00	1.12	
Total Other Current Liabilities	$ 10,248.87	$ 2,715.92	
Total Current Liabilities	$ 12,308.97	$ 6,222.03	
Long-Term Liabilities			
3010 Loan from Stockholder	0.00	0.00	
Total Long-Term Liabilities	$ 0.00	$ 0.00	


1


Total Liabilities	$ 12,308.97	$ 6,222.03	
Equity			
30100 Capital Stock	0.00	0.00	
3100 Common stock	4,800.60	183.00	
32000 Retained Earnings	-583,265.06	-239,465.72	
3300 Preferred stock			
3310 Preferred Series Seed	625,000.00	625,000.00	
3320 Preferred Series Seed A-2	478,592.50	330,000.00	
Total 3300 Preferred stock	$ 1,103,592.50	$ 955,000.00	
Net Income	-184,116.66	-343,799.34	
Total Equity	$ 341,011.38	$ 371,917.94	
TOTAL LIABILITIES AND EQUITY	$ 353,320.35	$ 378,139.97	
Thursday, Feb 27, 2025 09:11:23 AM GMT-8 - Accrual Basis		

Lucia Hospitality Group Inc
Profit and Loss
January - December 2024

	Total		
	Jan - Dec 2024	Jan - Dec 2023 (PY)	
Income			
4100 Services			
4110 Enterprise Subscription Income			
4111 Enterprise Subscription Revenue	31,208.00	14,000.00	
4112 Enterprise Subscription Refunds	0.00		
Total 4110 Enterprise Subscription Income	$ 31,208.00	$ 14,000.00	
4120 Individual Subscription Income			
4121 Individual Subscription Revenue	51,727.94	32,638.86	
4122 Individual Subscription Refunds	-1,609.00		
Total 4120 Individual Subscription Income	$ 50,118.94	$ 32,638.86	
4130 Fixed Rate Task Income			
4131 Fixed Rate Task Revenue	47,610.11	47,009.22	
4132 Fixed Rate Task Refund	-1,453.07		
4133 Fixed Rate Task Freelancer Payouts	-34,001.72	-27,525.71	
Total 4130 Fixed Rate Task Income	$ 12,155.32	$ 19,483.51	
4140 Hourly Task Income			
4141 Hourly Task Revenue	399,972.43	126,672.27	
4142 Hourly Task Refund	-701.45		
4143 Hourly Task Freelancer Payout	-291,699.58	-74,033.85	
Total 4140 Hourly Task Income	$ 107,571.40	$ 52,638.42	
4190 Discounts and Refunds	0.00		
Total 4100 Services	$ 201,053.66	$ 118,760.79	
47910 Subscription Revenue	0.00	9,326.80	
47920 Enterprise Revenue		8,000.00	
47940 Discounts given		0.00	
47950 Task Revenue		51,915.13	
Total Income	$ 201,053.66	$ 188,002.72	
Cost of Goods Sold			
5100 Fees			
5120 Hosting Fees	656.00	2,924.80	
5150 Platform Fees	5,182.24		
5160 Stripe Fees	19,394.09	2,335.64	
Total 5100 Fees	$ 25,232.33	$ 5,260.44	
Cost of Goods Sold			
5010 Freelancer Payouts		50,632.64	
Total Cost of Goods Sold	$ 0.00	$ 50,632.64	
Total Cost of Goods Sold	$ 25,232.33	$ 55,893.08	
Gross Profit	$ 175,821.33	$ 132,109.64	
Expenses			
6100 Sales & Marketing			
6150 Advertising	4,405.22	1,465.47	
6155 Marketing	25,608.89	326.30	
6180 Software & Tools (S&M)		114,448.74	

6195 Sponsorship	7,425.00			
Total 6100 Sales & Marketing	$ 37,439.11	$	116,240.51	
64900 Office Supplies			518.00	
General & Administrative				
6310 G&A Personnel				
6315 Gross Wages (G&A)	109,788.52		143,384.47	
6320 Employer Payroll Taxes (G&A)	9,157.93		12,077.77	
6330 Employee Benefits (G&A)	6,138.41		-337.00	
6335 Reimbursable Expenses (G&A)	312.00		293.00	
6340 Contractors (G&A)	131,485.05		111,437.58	
6345 Payroll Processing Fees (G&A)	1,198.34		788.42	
Total 6310 G&A Personnel	$ 258,080.25	$	267,644.24	
6400 Professional Fees				
6410 Accounting Fees	10,699.73		10,206.00	
6420 Legal - General Counsel	10,968.25		14,252.00	
6430 Advisory Counsel	4,617.60			
6440 Professional Conferences			5,130.24	
6450 Recruiting Fees	300.86			
6460 Other Consultants	500.00			
Total 6400 Professional Fees	$ 27,086.44	$	29,588.24	
6500 Travel & Entertainment				
6510 Business Meals	913.64		2,089.05	
6530 Airfare	1,421.77		2,597.03	
6540 Taxi's & Ride Share	758.53		1,642.83	
6550 Hotel & Lodging	5,019.61		1,641.04	
6580 Other Travel	148.97		244.85	
Total 6500 Travel & Entertainment	$ 8,262.52	$	8,214.80	
6600 Office Expenses				
6615 Insurance Expense	2,644.46		3,607.63	
6620 Office Computer Software Expense			6,282.66	
6670 Office Supplies	4,616.38		1,475.16	
6680 Postage and Delivery	75.16			
6695 Dues & Subscriptions	25,553.51		8,011.06	
Total 6600 Office Expenses	$ 32,889.51	$	19,376.51	
6700 Finance Expenses				
6720 Bank Fees	227.62		677.50	
Total 6700 Finance Expenses	$ 227.62	$	677.50	
6800 Taxes & Licenses	206.28		53.65	
6810 Company Registration/Filing Fees	4,155.00		2,739.87	
Total 6800 Taxes & Licenses	$ 4,361.28	$	2,793.52	
Total General & Administrative	$ 330,907.62	$	328,294.81	
Total Expenses	$ 368,346.73	$	445,053.32	
Net Operating Income	-$ 192,525.40	-$	312,943.68	
Other Income				
8000 Other Income				
8100 Interest Income	8,408.74		7.60	
Total 8000 Other Income	$ 8,408.74	$	7.60	
Total Other Income	$ 8,408.74	$	7.60	
Other Expenses				
9000 Other Expenses				

9010 Stripe Climate Contributions				863.26	
Total 9000 Other Expenses	$	0.00	$	863.26	
9500 Amortization				30,000.00	
Total Other Expenses	$	0.00	$	30,863.26	
Net Other Income	$	8,408.74	-$	30,855.66	
Net Income	-$	184,116.66	-$	343,799.34	
Thursday, Feb 27, 2025 09:12:01 AM GMT-8 - Accrual Basis					

Lucia Hospitality Group Inc
Statement of Cash Flows
January 2023 - December 2024

	Jan - Dec 2023	Jan - Dec 2024	Total
OPERATING ACTIVITIES			
Net Income	-343,799.34	-184,116.66	-527,916.00
Adjustments to reconcile Net Income to Net Cash provided by operations:			0.00
1200 Accounts receivable (A/R)	-100,000.00	100,000.00	0.00
1400 Prepaid expenses	-1,824.90	-456.20	-2,281.10
1605 Accumulated amortization	-7,500.00		-7,500.00
2000 Accounts Payable (A/P)	0.00		0.00
2100 Chase CC	3,617.95	-1,446.01	2,171.94
2105 Payroll Liabilities	714.80	160.21	875.01
2200 Accrued Expenses Payable		0.00	0.00
2300 Deferred Revenue	2,000.00	7,330.50	9,330.50
2400 Sales Tax Payable	0.00		0.00
2401 New York Sales Tax Payable	1.12	-1.12	0.00
2405 Sales Tax Payable:NY Sales Tax Payable		43.36	43.36
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$ 102,991.03**	**$ 105,630.74**	**$ 2,639.71**
Net cash provided by operating activities	**-$ 446,790.37**	**-$ 78,485.92**	**-$ 525,276.29**
INVESTING ACTIVITIES			
1580 Website and Technology Design	150,000.00		150,000.00
Net cash provided by investing activities	**$ 150,000.00**		**$ 150,000.00**
FINANCING ACTIVITIES			
3010 Loan from Stockholder	-199.85	0.00	-199.85
30100 Capital Stock	-545,000.00		-545,000.00
3100 Common stock	183.00	4,617.60	4,800.60
32000 Retained Earnings	-80,183.00		-80,183.00
3310 Preferred stock:Preferred Series Seed	625,000.00		625,000.00
3320 Preferred stock:Preferred Series Seed A-2	330,000.00	148,592.50	478,592.50
Net cash provided by financing activities	**$ 329,800.15**	**$ 153,210.10**	**$ 483,010.25**
Net cash increase for period	**$ 33,009.78**	**$ 74,724.18**	**$ 107,733.96**

Lucia Hospitality Group Inc
Statement of Changes in Equity

Accounts	2024 (USD)	2023 (USD)
Beginning Equity	371,917.94	(239,465.72)
Common Stock (3100)	4,800.60	183.00
Preferred Stock (3300)	1,103,592.50	955,000.00
Preferred Series Seed (3310)	625,000.00	625,000.00
Preferred Series Seed A-2 (3320)	478,592.50	330,000.00
Retained Earnings (32000)	(583,265.06)	(239,465.72)
Net Income	(184,116.66)	(343,799.34)
Ending Equity	341,011.38	371,917.94

Einstein Studios Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2023 and 2024
$USD

1. ORGANIZATION AND PURPOSE

Einstein Studios Inc. (the "Company") is a corporation organized on March 15, 2022 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.